UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                    -----------------------------------------

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934
                    -----------------------------------------

                          LIGHTPATH TECHNOLOGIES, INC.
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
                   ------------------------------------------
                         (Title of Class of Securities)

                                    532257102
                                    ---------
                                 (CUSIP Number)

                                  July 28, 1999
                                -----------------
             (Date of Event Which Requires Filing of the Statement)

         Check the  appropriate box to designate the rule pursuant to which this
Schedule is filed:

                                [ ] Rule 13d-1(b)
                                [x] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes to Schedule 13G).

--------------------------                    ----------------------------------
CUSIP No. 532257102               13G                 Page 2 of 13 Pages
--------------------------                    ----------------------------------


--------------------------------------------------------------------------------
    1     NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Paramount Capital Asset Management, Inc.
--------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) |_|  (b) |_|

--------------------------------------------------------------------------------
    3     SEC USE ONLY

--------------------------------------------------------------------------------
    4     CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
--------------------------------------------------------------------------------
                                             5     SOLE VOTING POWER
                                                   None
                NUMBER OF                  -------------------------------------
                 SHARES                      6     SHARED VOTING POWER
              BENEFICIALLY                         498,575
                OWNED BY                   -------------------------------------
                  EACH                       7     SOLE DISPOSITIVE POWER
                REPORTING                          None
                 PERSON                    -------------------------------------
                  WITH                       8     SHARED DISPOSITIVE POWER
                                                   498,575
--------------------------------------------------------------------------------
    9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          498,575
--------------------------------------------------------------------------------
    10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                     [_]
--------------------------------------------------------------------------------
    11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
          8.9%
--------------------------------------------------------------------------------
    12    TYPE OF REPORTING PERSON*
          CO
--------------------------------------------------------------------------------

--------------------------                    ----------------------------------
CUSIP No. 532257102               13G                 Page 3 of 13 Pages
--------------------------                    ----------------------------------


--------------------------------------------------------------------------------
    1     NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Aries Domestic Fund, L.P.
--------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) |_|  (b) |_|

--------------------------------------------------------------------------------
    3     SEC USE ONLY

--------------------------------------------------------------------------------
    4     CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
--------------------------------------------------------------------------------
                                             5     SOLE VOTING POWER
                                                   None
                NUMBER OF                 --------------------------------------
                 SHARES                      6     SHARED VOTING POWER
              BENEFICIALLY                         152,065
                OWNED BY                  --------------------------------------
                  EACH                       7     SOLE DISPOSITIVE POWER
                REPORTING                          None
                 PERSON                   --------------------------------------
                  WITH                       8     SHARED DISPOSITIVE POWER
                                                   152,065
--------------------------------------------------------------------------------
    9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          152,065
--------------------------------------------------------------------------------
    10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                            |_|
--------------------------------------------------------------------------------
    11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
          2.9%
--------------------------------------------------------------------------------
    12    TYPE OF REPORTING PERSON*
          PN

--------------------------------------------------------------------------------

--------------------------                    ----------------------------------
CUSIP No. 532257102               13G                 Page 4 of 13 Pages
--------------------------                    ----------------------------------


--------------------------------------------------------------------------------
    1    NAMES OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         The Aries Domestic Fund II, L.P.
--------------------------------------------------------------------------------
    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) |_|  (b) |_|

--------------------------------------------------------------------------------
    3    SEC USE ONLY

--------------------------------------------------------------------------------
    4    CITIZENSHIP OR PLACE OF ORGANIZATION
         Cayman Islands
--------------------------------------------------------------------------------
                                             5     SOLE VOTING POWER
                                                   None
                NUMBER OF                  -------------------------------------
                 SHARES                      6     SHARED VOTING POWER
              BENEFICIALLY                         4,986
                OWNED BY                   -------------------------------------
                  EACH                       7     SOLE DISPOSITIVE POWER
                REPORTING                          None
                 PERSON                    -------------------------------------
                  WITH                       8     SHARED DISPOSITIVE POWER
                                                   4,986
--------------------------------------------------------------------------------
   9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         4,986
--------------------------------------------------------------------------------
   10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                           |_|
--------------------------------------------------------------------------------
   11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
         0.1%
--------------------------------------------------------------------------------
   12    TYPE OF REPORTING PERSON*
         PN
--------------------------------------------------------------------------------

--------------------------                    ----------------------------------
CUSIP No. 532257102               13G                 Page 5 of 13 Pages
--------------------------                    ----------------------------------


--------------------------------------------------------------------------------
    1    NAMES OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         The Aries Master Fund
--------------------------------------------------------------------------------
    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) |_|  (b) |_|

--------------------------------------------------------------------------------
    3    SEC USE ONLY

--------------------------------------------------------------------------------
    4    CITIZENSHIP OR PLACE OF ORGANIZATION
         Cayman Islands
--------------------------------------------------------------------------------
                                             5     SOLE VOTING POWER
                                                   None
                NUMBER OF                  -------------------------------------
                 SHARES                      6     SHARED VOTING POWER
              BENEFICIALLY                         341,525
                OWNED BY                   -------------------------------------
                  EACH                       7     SOLE DISPOSITIVE POWER
                REPORTING                          None
                 PERSON                    -------------------------------------
                  WITH                       8     SHARED DISPOSITIVE POWER
                                                   341,525
--------------------------------------------------------------------------------
   9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         341,525
--------------------------------------------------------------------------------
   10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                           |_|
--------------------------------------------------------------------------------
   11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
         6.2%
--------------------------------------------------------------------------------
   12    TYPE OF REPORTING PERSON*
         OO (see Item 2)
--------------------------------------------------------------------------------

--------------------------                    ----------------------------------
CUSIP No. 532257102               13G                 Page 6 of 13 Pages
--------------------------                    ----------------------------------


--------------------------------------------------------------------------------
    1     NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Lindsay A. Rosenwald, M.D.
--------------------------------------------------------------------------------
    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) |_|  (b) |_|

--------------------------------------------------------------------------------
    3     SEC USE ONLY

--------------------------------------------------------------------------------
    4     CITIZENSHIP OR PLACE OF ORGANIZATION
          United States
--------------------------------------------------------------------------------
                                             5     SOLE VOTING POWER
                                                   None
                NUMBER OF                  -------------------------------------
                 SHARES                      6     SHARED VOTING POWER
              BENEFICIALLY                         498,575
                OWNED BY                   -------------------------------------
                  EACH                       7     SOLE DISPOSITIVE POWER
                REPORTING                          None
                 PERSON                    -------------------------------------
                  WITH                       8     SHARED DISPOSITIVE POWER
                                                   498,575
--------------------------------------------------------------------------------
    9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          498,575
--------------------------------------------------------------------------------
    10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                            |_|
--------------------------------------------------------------------------------
    11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
          8.9%
--------------------------------------------------------------------------------
    12    TYPE OF REPORTING PERSON*
          IN
--------------------------------------------------------------------------------

Item 1.

          (a)  Name of Issuer:

               LightPath Technologies, Inc.

          (b) Address of Issuer's Principal Executive Offices: 6820 Academy Parkway East, NE Albuquerque, NM 87109 (505) 342-1100

Item 2.

          (a)  Name of Person Filing:

               This statement is filed on behalf of Paramount Capital Asset Management, Inc. ("Paramount Capital"), Aries Domestic Fund, L.P. ("Aries Domestic"), Aries Domestic Fund II, L.P. ("Aries II"), The Aries Master Fund, a Cayman Island exempted company ("Aries Fund") and Lindsay A. Rosenwald, M.D. ("Dr. Rosenwald" and collectively, "Reporting Parties"). See attached Exhibit A, which is a copy of their agreement in writing to file this statement on behalf of each of them.

               Dr. Rosenwald is an investment banker, venture capitalist, fund manager and sole shareholder of Paramount Capital, a Subchapter S corporation incorporated in Delaware. Paramount Capital is the General Partner of Aries Domestic, a limited partnership incorporated in Delaware, the General Partner of Aries II, a limited partnership incorporated in Delaware, and is the Investment Manager to Aries Fund.

          (b)  Address of Principal Business Office or, if None, Residence:

               Paramount Capital's, Aries Domestic's, Aries II's and Dr. Rosenwald's business address is 787 Seventh Avenue, 48th Floor, New York, New York, 10019. The business address for Aries Fund is c/o MeesPierson (Cayman) Limited, P.O. Box 2003, British American Centre, Phase 3, Dr. Roy's Drive, George Town, Grand Cayman.

          (c)  Citizen:

               Dr. Rosenwald is a citizen of the United States.

          (d)  Title of Class of Securities:

               Class A Common Stock, $0.01 par value ("shares").

          (e)  CUSIP#:

               5322570102

Item 3. Check the box if this statement is filed pursuant to Rule 13d-1(c) [x]

Item 4. Ownership:

          For information concerning the ownership of Common Stock of the Company by the Reporting Persons, see Items 5 through 9 and 11 of the cover pages to this schedule 13G and footnotes thereto.

Item 5. Ownership of Five Percent or Less of a Class:

          Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person:

          Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported On By the Parent Holding Company:

          Not applicable.

Item 8. Identification and Classification of Members of the Group:

          Not applicable.

Item 9. Notice of Dissolution of Group:

          Not applicable.

Item 10. Certification:

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

        Material to be Filed as Exhibits:

Exhibit  A -   Copy of an Agreement  between Dr. Rosenwald,  Paramount  Capital,
               Aries Domestic, Aries II and Aries Fund to file this Statement on
               Schedule 13G on behalf of each of them.

Exhibit  B -   List of executive officers and directors of Paramount Capital and information called for by Items 2-6 of this statement relating to said officers and directors.

Exhibit  C -   List of executive  officers and  directors of Aries  Domestic and
               Aries II and information called for by Items 2-6 of this statement relating to said officers and directors.

Exhibit  D -   List of  executive  officers  and  directors  of  Aries  Fund and information called for by Items 2-6 of this statement relating to said officers and directors.

                                   SIGNATURES

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    PARAMOUNT CAPITAL ASSET MANAGEMENT, INC.

Dated:   September 23, 1999
                  New York, NY      By /s/ Lindsay A. Rosenwald, M.D.
                                       ------------------------------------
                                           Lindsay A. Rosenwald, M.D.
                                           Chairman


                                    ARIES DOMESTIC FUND, L.P.
                                    By Paramount Capital Asset Management, Inc.,
                                          its General Partner


Dated:   September 23, 1999
                  New York, NY      By /s/ Lindsay A. Rosenwald, M.D.
                                       ------------------------------------
                                           Lindsay A. Rosenwald, M.D.
                                           Chairman


                                    ARIES DOMESTIC FUND II, L.P.
                                    By Paramount Capital Asset Management, Inc.,
                                          its General Partner


Dated:   September 23, 1999
                  New York, NY      By /s/ Lindsay A. Rosenwald, M.D.
                                       ------------------------------------
                                           Lindsay A. Rosenwald, M.D.
                                           Chairman


                                    THE ARIES MASTER FUND
                                    By Paramount Capital Asset Management, Inc.,
                                          its Investment Manager


Dated:   September 23, 1999
                  New York, NY      By /s/ Lindsay A. Rosenwald, M.D.
                                       ------------------------------------
                                           Lindsay A. Rosenwald, M.D.
                                           Chairman

Dated:   September 23, 1999
                  New York, NY      /s/ Lindsay A. Rosenwald, M.D.
                                       ------------------------------------
                                        Lindsay A. Rosenwald, M.D.

                                    EXHIBIT A

                                    AGREEMENT

                          JOINT FILING OF SCHEDULE 13G

                  The undersigned hereby agrees to jointly prepare and file with regulatory authorities a Schedule 13G and any future amendments thereto reporting each of the undersigned's ownership of securities of LightPath Technologies, Inc., and hereby affirm that such Schedule 13G is being filed on behalf of each of the undersigned.


                                    PARAMOUNT CAPITAL ASSET MANAGEMENT, INC.

Dated:   September 23, 1999
                  New York, NY      By /s/ Lindsay A. Rosenwald, M.D.
                                       ------------------------------------
                                           Lindsay A. Rosenwald, M.D.
                                           Chairman


                                    ARIES DOMESTIC FUND, L.P.
                                    By Paramount Capital Asset Management, Inc.
                                          General Partner


Dated:   September 23, 1999
                  New York, NY      By /s/ Lindsay A. Rosenwald, M.D.
                                       ------------------------------------
                                           Lindsay A. Rosenwald, M.D.
                                           Chairman


                                    ARIES DOMESTIC FUND II, L.P.
                                    By Paramount Capital Asset Management, Inc.,
                                          its General Partner


Dated:   September 23, 1999
                  New York, NY      By /s/ Lindsay A. Rosenwald, M.D.
                                       ------------------------------------
                                           Lindsay A. Rosenwald, M.D.
                                           Chairman


                                    THE ARIES MASTER FUND
                                    By Paramount Capital Asset Management, Inc.
                                          Investment Manager


Dated:   September 23, 1999
                  New York, NY      By /s/ Lindsay A. Rosenwald, M.D.
                                       ------------------------------------
                                           Lindsay A. Rosenwald, M.D.
                                           Chairman

Dated:   September 23, 1999
                  New York, NY      /s/ Lindsay A. Rosenwald, M.D.
                                       ------------------------------------
                                        Lindsay A. Rosenwald, M.D.

                                    EXHIBIT B

         The name and principal occupation or employment, which in each instance is with Paramount Capital Asset Management, Inc. ("Paramount Capital") located at 787 Seventh Avenue, 48th Floor, New York, New York, 10019, of each executive officer and director of Paramount Capital is as follows:

                                          PRINCIPAL OCCUPATION
         NAME                                OR EMPLOYMENT
         ----                                -------------

Lindsay A. Rosenwald, M.D.       Chairman of the Board, President of Paramount
                                 Capital Asset Management, Inc.,
                                 Paramount Capital Investments LLC and
                                 Paramount Capital, Inc.

Mark C. Rogers, M.D.             President of Paramount Capital Asset
                                 Management, Inc., Paramount Capital
                                 Investments, LLC

Peter Morgan Kash                Director of Paramount Capital Asset
                                 Management, Inc.,  Senior Managing Director,
                                 Paramount Capital, Inc.

Dr. Yuichi Iwaki                 Director of Paramount Capital Asset Management,
                                 Inc.,  Professor, University of Southern
                                 California School of Medicine


Item 2.

         During the five years prior to the date hereof, none of the above persons (to the best of Paramount Capital's knowledge) was convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Items 3-6.

         Please refer to Items 3-6 herein reporting the beneficial ownership.

                                    EXHIBIT C

         The name and principal occupation or employment of the General Partner of Aries Domestic and Aries II, which are located at 787 Seventh Avenue, 48th Floor, New York, New York, 10019, is as follows:

                                                    PRINCIPAL OCCUPATION
         NAME                                           OR EMPLOYMENT

Paramount Capital Asset Management, Inc.     General Partner; Investment Manager

         Exhibit B is hereby incorporated by reference.

Item 2.

         During the five years prior to the date hereof, the above person (to the best of Aries Domestic's knowledge) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Items 3-6.

         Please refer to Items 3-6 herein reporting the beneficial ownership.

                                    EXHIBIT D

         The name and principal occupation or employment, which in the case of Paramount Capital Asset Management, Inc. is located at 787 Seventh Avenue, 48th Floor, New York, New York, 10019, of each executive officer and director of Aries Trust is as follows:

                                                      PRINCIPAL OCCUPATION
         NAME                                             OR EMPLOYMENT
         ----                                             -------------

Paramount Capital Asset Management, Inc.               Investment Manager

MeesPierson (Cayman) Limited                             Administrator
P.O. Box 2003
British American Centre
Phase 3, Dr. Roy's Drive
George Town, Grand Cayman

         Exhibit B is hereby incorporated by reference.

Item 2.

         During the five years prior to the date hereof, neither of the above persons (to the best of Aries Trust's knowledge) have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Items 3-6.

         Please refer to Items 3-6 herein reporting the beneficial ownership.